Exhibit 99.4
AGM Results Notification

Golden Ocean Group Limited (the “Company”) advises that the 2020 Annual General Meeting of the Shareholders of the Company was held on August, 31 2020 at 9:30 a.m. at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2019 were presented to the Meeting.

In addition, the following resolutions were passed:

1.To set the maximum number of Directors to be not more than eight

2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit

3.To re-elect John Fredriksen as a Director of the Company

4.To re-elect Ola Lorentzon as a Director of the Company

5.To re-elect James O’Shaughnessy as a Director of the Company

6.To re-elect Marius Hermansen as a Director of the Company

7.To elect Tor Svelland as a Director of the Company

8.To re-appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration

9.To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$600,000 for the year ended December 31, 2020

Hamilton, Bermuda
August 31, 2020